FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

June, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

Santiago, June 9, 2016

                                                                                                                             Ger. Gen. N°93/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Agreement with Enagás Chile S.p.A. for

the sale of GNL Quintero S.A.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18.045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

On June 9, 2016, Empresa Nacional de Electricidad S.A. ("Endesa Chile") agreed and signed a contract for the sale of its shares in GNL Quintero S.A. (“GNLQ”), equivalent to 20% of the equity of such company, to Enagás Chile S.p.A ("Enagás Chile"), which is 100% controlled by Enagás S.A. (a Spanish society), under which Enagás Chile will acquire Endesa Chile’s stake. The agreed amount is US$ 200 million, which will be paid on the closing date of the transaction.

The sale of Endesa Chile’s stake in GNLQ to Enagás Chile is subject to the compliance of normal conditions for this type of transaction, including the other GNL Quintero S.A. shareholders’ right of pre-emption not being exercised, in accordance with the terms and conditions included in the executed shareholders agreement. The transaction should be completed during the second half of 2016.

The financial effect of the transaction would be a net income of approximately US$ 139 million for Endesa Chile.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:       Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

              Comisión Clasificadora de Riesgos (Risk Classification Commission)

Endesa Chile - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: June 10, 2016